October 19, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Madeleine Mateo
Jennifer Angelini

Re: Kinsale Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 001-37848

Dear Ms. Mateo and Ms. Angelini:

Kinsale Capital Group, Inc. (the “Company,” “we,” “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email dated October 6, 2023. The term “prior response” refers to our letter to the Staff dated October 2, 2023 in response to your letter dated September 19, 2023 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (our “Form 10-K”).

We have reproduced the text of the Staff’s comments below and the Company’s responses to such comments follow.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Staff Comment

1. Your response to prior comment 1 appears to focus on the underlying businesses of your insureds without providing sufficient detail regarding the indirect consequences on your operations and results. Please discuss more fully the climate-related increased risk of loss and damage and/or increased number and amount of claims you have experienced to date and expect to experience in the future. In this regard, we note disclosure on pages 44 and 89-90 of your Form 10-K that explains increasing losses as due to hurricanes, winter storms, and wildfires, as well as claims tables on pages 91-93 that appear to show increases. In addition, tell us how you considered disclosing such increases as an indirect consequence of the climate-related business trends described in your response.

Company Response

We respectfully acknowledge the Staff’s comment. Loss experience, particularly related to catastrophe-exposed property risks, is inherently volatile. Increases or decreases in any given year-to-year period, particularly when affected by low-frequency events such as hurricanes, may not be representative of a trend. We reviewed our operations, results, exposures, claims activity and other factors, and, with respect to our business, did not identify a known trend or uncertainty arising from climate-related risks that that has had or is reasonably expected to have a material impact on our total revenues or net income.
As disclosed on page 44 of our Form 10-K and page 44 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, net catastrophe losses were $26.6 million, $8.6 million and $23.2 million, or 3.4%, 1.5% and 5.6% of earned premiums, in 2022, 2021 and 2020, respectively. As disclosed on pages 89-90 of our Form 10-K, the $26.6 million of net catastrophe losses in 2022 was primarily related to Hurricane Ian in that year and the $8.6 million of net catastrophe losses in 2021 was primarily related to Hurricane Ida and winter storms Uri and Viola in that year. We do not believe the increase in net catastrophe losses in 2022 compared with 2021 was representative of a known trend of increased losses attributable to natural catastrophes. In the same manner, we do not believe the decrease in net catastrophe losses, both nominally and as a percent of earned premiums, from 2020 to 2021 was representative of a known trend of decreased losses attributable to natural catastrophes. Such results are more representative of the inherent volatility of loss experience.
As disclosed in our Form 10-K, our property insurance business has grown at a faster rate than our casualty business in recent years, with gross written premiums generated from our property insurance business growing from $73.5 million in 2020 to $105.7 million in 2021 to $237.1 million in 2022. In insurance, loss reserves are the largest component of expense associated with such revenue and can be viewed similarly to cost of goods sold in the retail industry. Similar to how cost of goods sold would be expected to increase with increased sales for a business in the retail industry, we believe property insurance claims will increase as we write more property insurance business. We attribute the increase in property claims over prior years, as shown in the property claims tables on pages 90-91 of our Form 10-K, to the growth in our property insurance business and not as a trend in increased losses due to effects of climate change. Even contemplating continued significant growth in our property insurance business, we do not currently expect losses relative to operating income to change significantly based on our modeling.
As set forth more fully in our prior response, we have made disclosure with respect to potentially material climate-related risks in Item 1A. Risk Factors on pages 24 and 25 of our Form 10-K under the headers “Severe weather conditions, catastrophes, pandemics and similar events may adversely affect our business, results of operations and financial condition” and “Global climate change may have a material adverse effect on our financial results.” We have disclosed and plan to continue disclosing comparative trends in actual catastrophe losses and, if applicable, other known trends, including those potentially arising from climate-related risks.

Staff Comment

2. Your response indicates that you are "a digital financial services organization" that conducts insurance operations through a digital technology platform, yet it does not appear to discuss these digital operations in relation to our prior comments 1 and 2. Accordingly, please further address the following:

•Clarify whether your response that “our direct operations do not produce material greenhouse gas emissions” takes into account the emissions related to your digital technology platform, and provide support for your assessment of materiality.

•Discuss whether and how your digital technology platform relates to changes in demand and competition for products or services that result in lower greenhouse gas emissions, are related to carbon-based energy sources, or are operated using energy from alternative energy sources. Tell us how you considered providing disclosure regarding other reputational risks, for instance in relation to your digital operations or potential climate-related disruption thereof.

•Discuss the physical effects of climate change in relation to your digital operations, including the potential for indirect weather-related impacts that have affected or may affect your digital trading platform, related suppliers (e.g., third-party data centers, cloud service or electricity providers, and infrastructure), and customers. Include support for your evaluation regarding the materiality of such impacts.

Company Response

We respectfully acknowledge the Staff’s comment and respond as follows:
•Clarify whether your response that “our direct operations do not produce material greenhouse gas emissions” takes into account the emissions related to your digital technology platform, and provide support for your assessment of materiality.

We confirm that our prior response considered the emissions related to our digital technology platform. However, to clarify our prior response, we did not intend to indicate that we have quantified the greenhouse gas emissions and related costs related to our business. We understand the Commission is considering potential disclosure requirements related to emissions and other climate-related matters; however, we have not prepared such disclosures or quantifications at this time.

The intent of our prior response was to inform the Staff that qualitatively, we operate a business that uses technology and does not consume significant natural resources or otherwise produce significant greenhouse gas emissions. Our technology platform comprises a suite of predominantly internally developed interconnected applications that primarily reside on reputable third-party cloud services. The primary product we sell is an insurance contract, and our technology platform is the mechanism by which we ingest data, underwrite submissions, bind policies, evaluate claim information and report financial and non-financial information, among other activities.

Expanding on our prior response and as disclosed on page 19 of our Form 10-K, as of December 31, 2022, we had 466 employees that work in a single location and our business leverages technology. In formulating our prior response to the Staff, we considered that our environmental footprint is likely significantly smaller than our peers in the P&C industry due to our model of single-location corporate headquarters and fewer employees. We believe we are able to operate with fewer employees due in part to our technology platform. Supporting this assessment further, the primary competitors we reference in our Form 10-K (other than Lloyd’s of London, which is an insurance market and not a company) had 5,800 employees, 1,224 employees, 639 employees, 20,900 employees, 1,001 employees and 8,186 employees, respectively, and most disclose many leased and/or owned physical office spaces around the United States and the world in each company’s most recent Annual Report on Form 10-K.

•Discuss whether and how your digital technology platform relates to changes in demand and competition for products or services that result in lower greenhouse gas emissions, are related to carbon-based energy sources, or are operated using energy from alternative energy sources. Tell us how you considered providing disclosure regarding other reputational risks, for instance in relation to your digital operations or potential climate-related disruption thereof.

We do not believe our technology platform relates to changes in demand or competition for products or services that result in lower greenhouse gas emissions, are related to carbon-based energy sources, or are operated using energy from alternative energy sources. As noted in our prior response, we do not believe our customers or suppliers are dissatisfied with our management of our environmental footprint as evidenced by increased submission volumes.

We do not believe there are reputational risks in relation to our digital operations or potential climate-related disruption thereof. As previously described, our technology resides primarily on reputable third-party cloud services. We considered the results of our regular review of reporting from related vendors with a focus on availability and resiliency of the services these vendors provide to us. These reviews have not resulted in significant concerns that could reasonably indicate there are reputational risks related to potential climate-related disruption of our operations. As a result, we have not included disclosure of related risks.

•Discuss the physical effects of climate change in relation to your digital operations, including the potential for indirect weather-related impacts that have affected or may affect your digital trading platform, related suppliers (e.g., third-party data centers, cloud service or electricity providers, and infrastructure), and customers. Include support for your evaluation regarding the materiality of such impacts.

We have not experienced physical effects of climate change in relation to our digital operations and we do not expect to experience such effects prospectively. For example, we have not experienced weather-related disruption or any damage to our operations. As previously described, our technology resides primarily on infrastructure provided by reputable third-party cloud service providers. We regularly review reporting from these entities and focus on availability and resiliency of the services these vendors provide to us. These reviews have not resulted in significant concerns regarding the resiliency or availability of our technology systems. Additionally, we maintain a business continuity plan that includes consideration of continuing operations in the event of technology failures. We acknowledge that there is a risk of failure of such systems and accordingly, we disclosed such matters on page 29 in our Form 10-K under the header “The failure of our information technology and telecommunications systems could materially adversely affect our business.”

As described in our response to the Staff’s previous question and our prior response, we do not believe our customers or suppliers are dissatisfied with our management of our environmental footprint as evidenced by increasing submission volumes of 605,000, 520,000 and 461,000 new business submissions in 2022, 2021 and 2020, respectively. As described in our prior response, our business is diversified with a high volume of low-dollar insurance transactions and no individual insured is material to our operations. We are not aware of a significant geographical concentration that, based on the physical effects of climate change, could reasonably materially impact the submission volume we receive.

Staff Comment

3. We note your response to prior comment 2 that “the cost has generally increased for catastrophe-exposed reinsurance.” Please provide quantitative information regarding the cost of reinsurance for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

Company Response

We respectfully acknowledge the Staff’s comment. To clarify, our prior response regarding the cost increase for catastrophe-exposed reinsurance was referencing conditions in the broader reinsurance market. As the Staff's comments have focused specifically on climate change, we provide the following information with respect to our reinsured property insurance business. Our reinsured casualty business is not impacted by climate change.

There are many factors that impact our cost of property reinsurance including, but not limited to, the number of locations we insure, projections of premiums for our property insurance portfolio, the age and quality of construction of underlying exposures, geographical concentration, our pricing of underlying risks, catastrophe modeling results, our risk appetite for retention, our desired reinsurance structure, historical and expected profitability, ceding commissions we earn and interest rates.

In 2022, direct earned property premiums were $173.0 million and we ceded $52.2 million to reinsurers net of ceding commissions resulting in a cost of property reinsurance as a percentage of earned property premiums of 30.1%.

In 2021, direct earned property premiums were $97.1 million and we ceded $25.7 million to reinsurers net of ceding commissions resulting in a cost of property reinsurance as a percentage of earned property premiums of 26.4%.

In 2020, direct earned property premiums were $64.3 million and we ceded $22.2 million to reinsurers net of ceding commissions resulting in a cost of property reinsurance as a percentage of earned property premiums of 34.5%.

Prospectively, we do not currently expect significant changes in the cost of our property reinsurance program as a percentage of earned property premiums absent significant changes to retentions. We generally expect the nominal cost of our property reinsurance program to change directionally with earned property premiums. Our retained business and our ceded business in the aggregate have demonstrated profitable returns which we believe will allow us to obtain reinsurance coverage commensurate with our risk appetite.

As disclosed on page 43 of our Form 10-K, our net retention ratio was 85.0% and 86.4% for 2022 and 2021, respectively. We define the net retention ratio on page 41 of our Form 10-K as the ratio of net written premiums to gross written premiums. As disclosed on page 43 of our Form 10-K, the decrease in the net retention ratio was due to higher premiums ceded under the commercial property quota share reinsurance treaty and a change in the mix of business. We plan to continue disclosing our comparative net retention ratio in future filings. The aforementioned change in the cost of our property reinsurance similarly relates to higher premiums ceded under the commercial property treaty as our property insurance business grows.

The matters described in our response were not material to warrant disclosure in our Form 10-K; however, in future filings, we will continue to assess the indirect consequences and physical effects of climate change on our results of operations and business and provide related disclosure as appropriate. We acknowledge that the Company is responsible for the adequacy and accuracy of disclosures.

* * * * *

Please direct any comments or questions regarding this letter to me at (804) 289-1333 or bryan.petrucelli@kinsaleins.com.

Very truly yours,

/s/ Bryan P. Petrucelli

Bryan P. Petrucelli
Executive Vice President, Chief Financial Officer and Treasurer

cc: Robert Lippincott, III, Chair of the Board of Directors
Steven J. Bensinger, Chair of the Audit Committee of the Board of Directors
Michael P. Kehoe, President, Chief Executive Officer and Director

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